UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to _____

Commission File Number: 1-12579

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT
SAVINGS PLAN

(Full title of the Plan)

OGE ENERGY CORP.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

(Name of issuer of the securities held pursuant to the Plan and the address
of its principal executive office)

TABLE OF CONTENTS

                                    i

REPORT OF INDEPENDENT AUDITORS

To the OGE Energy Corp.
Benefits Committee:

We have audited the accompanying statement of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, and the accompanying supplemental schedule of reportable transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The schedule of assets (held at end of year) and schedule of reportable transactions that accompanies the Plan's financial statements do not disclose the historical cost of certain nonparticipant-directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 14, 2002

1

We have not been able to obtain, after reasonable efforts, the reissued report or consent of Arthur Andersen LLP related to the 2000 financial statements included in this Annual Report on Form 11-K. Therefore, we have included a copy of their previously issued report and have relied on Rule 437a under the Securities Act of 1933 to dispense with the requirement to file a written consent from Arthur Andersen LLP consenting to the incorporation by reference of their report into a previously filed registration statement relating to the Plan. As a result, an investor's ability to assert claims against Arthur Andersen LLP may be limited. Since we have been unable to obtain the written consent of Arthur Andersen LLP, an investor may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in such report or financial statements or any omissions to state a material fact required to be stated therein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the OGE Energy Corp.
Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Arthur Andersen LLP

Oklahoma City, Oklahoma
May 24, 2001

2

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENTS (AT MARKET VALUE)		
Investments in common stock	$ 150,698,707	$ 154,693,733
Investments in mutual funds	104,808,810	116,809,022
Investments in common collective trust	23,854,625	21,498,012
Participant loans	9,214,214	9,757,363
Total investments	288,576,356	302,758,130
DIVIDENDS RECEIVABLE	---	2,084,916
Net assets available for benefits	$ 288,576,356	$ 304,843,046

The accompanying notes are an integral part of these financial statements.

3

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

```
ADDITIONS
Investment income
   Dividends.............................................  $      6,392,743
   Interest on loans.....................................         870,538

Net depreciation in fair value of investments
   Common stocks.........................................      (8,062,905)
   Mutual funds..........................................     (17,476,115)

Contributions
   Participants..........................................      14,032,601
   Company...............................................       4,921,681
                                                           ----------------
      Total additions....................................         678,543
                                                           ----------------


DEDUCTIONS
Distributions to participants............................     (16,884,891)
Administrative expenses..................................         (60,342)
                                                           ----------------
      Total deductions...................................     (16,945,233)
                                                           ----------------


NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS.........     (16,266,690)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year.....................................     304,843,046
                                                           ----------------
   End of year...........................................  $   288,576,356
                                                           ================
```

The accompanying notes are an integral part of this financial statement.

4

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTON

The OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan (the "Plan"), originally the Oklahoma Gas and Electric Company Employees' Thrift Plan, was adopted in 1981 and became effective January 1, 1982. The Plan is a defined contribution trusteed plan. Fidelity Management Trust Company ("Fidelity") serves as the Trustee of the Plan and is responsible for the safekeeping and investment of all contributions made to the Trust in accordance with the Trust agreement between OGE Energy Corp. (the "Company") and the Trustee. The following description of the Plan provides only general information of the Plan's provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

By OGE Energy Corp.'s Board action taken July 15, 1998, the Oklahoma Gas and Electric Company Employees' Stock Ownership Plan (the "ESOP") was merged into the OGE Energy Corp. Employees' Retirement Savings Plan effective October 1, 1998. The name of the surviving plan was changed to the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. The ESOP has been frozen since 1986. Therefore, since it was frozen no contributions have been made to the ESOP and no new participants have entered the ESOP. All participants of the ESOP are fully vested in the amounts allocated to their ESOP accounts under the Plan. The merged Plan implements a Dividend Pass-Through Program in which dividends allocable to shares of OGE Energy Corp. common stock allocable to assets of the ESOP are paid in cash to participants by the Trustee. Dividend pass through is optional for other shares of the Company common stock held in participant accounts under the Plan.

General

Participation in the Plan is voluntary. The Plan is administered by a committee (the "Benefits Committee") appointed by the Benefits Oversight Committee. The Benefits Oversight Committee consists of at least two members appointed by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Eligibility

Each regular full-time employee of the Company or an affiliate is eligible to participate in the Plan immediately. All other employees of the Company or an affiliate are eligible to become participants in the Plan after completing one year of service as defined in the Plan.

Contributions

Participants may contribute each pay period any whole percentage between two percent and 19 percent of their compensation, as defined in the Plan, for that pay period. Contributions of the first six percent of compensation are called "Regular Contributions" and any contributions over six percent of compensation are called "Supplemental Contributions." Participants may designate, at their discretion, all or any portion of their Regular and Supplemental Contributions to the Plan as a salary reduction contribution under Section 401(k) of the Internal Revenue Code or as a contribution made on an after-tax basis. Under Section 401(k) of the Internal Revenue Code, the portion of the participant's compensation

5

that is contributed as a salary reduction contribution is referred to in the Plan as a "Tax-Deferred Contribution" which will not be subject to federal income tax until such portion is withdrawn or distributed from the Plan. Participant contributions to the Plan are made each pay period and participants may change contribution percentages during any pay period.

Participants can direct that all of their contributions be invested in multiples of one percent in any one or all of the fourteen investment options available. Participants may change investment allocations of contributions on any business day.

The Plan allows rollovers from other qualified plans. Participants may invest their rollovers into the OGE Energy Corp. Common Stock Fund or any of the other investment options available under the Plan. Amounts rolled over cannot be withdrawn during employment.

Employer Matching Contributions

The Company contributes to the Plan each pay period on behalf of each participant an amount equal to 50 percent of the participant's Regular Contributions for participants whose employment or re-employment date, as defined in the Plan, occurred before February 1, 2000 and who have less than 20 years of service, as defined in the Plan, and an amount equal to 75 percent of the participant's Regular Contributions for participants whose employment or re-employment date occurred before February 1, 2000 and who have 20 or more years of service. For participants whose employment or re-employment date occurred on or after February 1, 2000, the Company shall contribute 100 percent of the Regular Contributions deposited during such pay period by such participant. No Company contributions are made with respect to a participant's Supplemental Contributions or with respect to a participant's Regular Contributions effective July 1, 2000 based on overtime payments, pay-in-lieu of overtime for exempt personnel and special lump-sum recognition awards and effective September 20, 2000, for lump-sum merit awards included in compensation for determining the amount of participant contributions. The Company's contribution may be made in shares of the Company's common stock or in cash which is used to invest in the Company's common stock.

Vesting

Participants' Regular and Supplemental Contributions are fully vested and non-forfeitable. Participants gradually vest in their allocated share of Company contributions over a seven-year period. After three years of service with the Company, participants become 30 percent vested in their Company contribution account, vest an additional 10 percent upon the completion of the following year and vest an additional 20 percent for each subsequent year of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company's Retirement Plan, in the event of their termination due to death or permanent disability, or upon attainment of age 65 while employed by the Company or its affiliates.

Forfeitures of the non-vested Company's contributions resulting from termination of employment are used to reduce the Company's contributions. During 2001, there were no material forfeitures that were used to reduce the Company's contributions. At December 31, 2001 and 2000, there were no material forfeited and unallocated assets. Forfeitures will be reinstated if the participant is re-employed by the Company within five years.

6

Withdrawals

During employment, participants may not withdraw Tax-Deferred Contributions and income earned thereon until attainment of age 59 ½, except in the event of financial hardship where a participant may withdraw their Tax-Deferred Contributions exclusive of earnings after 1988. Withdrawals are made in cash. Participants can make one withdrawal in any calendar year for no less than $300 or 100 percent of the participant's after-tax contribution account, whichever is less. Subject to the foregoing, a withdrawal can be comprised of after-tax contributions, vested Company contributions and Tax-Deferred Contributions and any income earned thereon. Hardship withdrawals must be approved by the Benefits Committee.

Distributions

Participants may request distribution of their vested accounts upon termination of employment with the Company and its affiliates for any reason. Distributions may be made in the form of a lump-sum payment or installment payments or a combination thereof at the participant's election. Participants who are under age 70 ½ at termination may defer commencement of their distributions until April 1 of the year after the year in which they reach age 70 ½.

All distributions are made in cash or in kind as the participant elects. All amounts invested in the OGE Energy Corp. Common Stock Fund, whether purchased with participant or Company contributions, may be paid in cash, in full shares of Company common stock with fractional shares being paid in cash or a combination thereof at the participant's election. Dividends on shares of Company common stock are paid in cash to the participant based on the number of shares allocated to their account as of the ex-dividend date for such dividend. Dividends are automatically distributed to participants unless otherwise requested for dividends allocable to accounts other than ESOP accounts. Any dividends not distributed in cash are used to purchase additional shares of the Company common stock. These additional shares are allocated to the participants' accounts to which they relate in the form of additional units. Participants receiving distributions or withdrawals which are eligible rollover distributions, as defined in the Plan, may elect to make rollovers to an eligible retirement plan provided such eligible retirement plan accepts direct rollovers.

Upon termination of service for any reason, if a participant's vested account is less than or equal to $5,000, it will automatically be distributed in a lump-sum payment to the participant as soon as administratively possible following termination.

Participant Loans

The maximum amount that a participant may borrow is the lesser of $50,000 or 50 percent of the participant's vested account balance. No amounts may be borrowed from a participant's ESOP account. A participant may have no more than two loans outstanding at one time. The loans are secured by the participant's vested account balance. All loans granted must be repaid pursuant to a written repayment schedule not to exceed five years and evidenced by a written promissory note signed by the borrower. Borrowed amounts do not share in the earnings and losses of the investment funds. Rather, interest payments on the loan are credited to the participant's account in the Plan. If a participant should terminate from the Plan, any outstanding loan balance is converted to a distribution.

The interest rate for loans is equal to the "prime rate," as published in the *Wall Street Journal* on the first business day of the month, plus one percent. The range for interest rates was 6.0 percent to 10.5 percent during 2001. Interest incurred on loans during 2001 was $870,538.

7

Administrative Expenses

Certain expenses of administering the Plan are expected to be paid by the participants. Participants' accounts are charged five dollars annually for administrative expenses. In addition, participants obtaining a loan are charged $35.00 to initiate the loan and $15.00 annually for maintenance. All other administrative expenses of the Plan have been paid by the Company, including legal, accounting and trustee fees.

Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors or the Company's Benefits Oversight Committee, as provided in the Plan. If the Plan is terminated for any reason, the interests of all affected participants will be fully vested and the Benefits Committee will direct that the participants' account balances be distributed as soon as administratively possible. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and schedules. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. Shares of mutual funds and of the common collective trust are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at published market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Unit Accounting

The Plan utilizes the unit method of accounting, which allows the OGE Energy Corp. Common Stock Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the price of the common stock held in the fund. The common stock price is readily available to the participants and is printed in many publications. Participants may hold units of the OGE Energy Corp. Common Stock Fund representing their proportionate interest in both the common stock and cash held in the fund.

8

3. AMOUNTS DUE TO PARTICIPANTS

As of December 31, 2001 and 2000, there were no participants that had terminated and requested a distribution who had not received payment of the distribution.

4. INVESTMENTS

Investments of Company common stock in the OGE Energy Corp. Common Stock Fund at December 31, 2001 and 2000, of $150,698,707 and $154,693,733, respectively, are stated at fair value.

The only nonparticipant-directed investments in the Plan are held in the OGE Energy Corp. Common Stock Fund. The OGE Energy Corp. Common Stock Fund also holds participant-directed investments. This investment activity cannot be separated between participant-directed and nonparticipant-directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the OGE Energy Corp. Common Stock Fund are as follows:

	December 31,	
	2001	2000
Net Assets		
Common stock..	$ 150,698,707	$ 154,693,733

	Year Ended December 31, 2001
Change in Net Assets	
Contributions...	$ 8,272,301
Dividends...	5,437,460
Net depreciation on investments......................	(8,062,905)
Loan activity, net...................................	379,154
Distributions to participants........................	(8,607,225)
Transfers to participant-directed investments, net....	(1,413,811)
Total decrease in net assets.........................	$ (3,995,026)

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,	
	2001	2000
OGE Energy Corp. Common Stock*............................	$ 150,698,707	$ 154,693,733
Fidelity Managed Income Portfolio........................	23,854,625	21,498,012
Fidelity Blue Chip Growth Fund...........................	23,751,871	27,224,094
Fidelity Asset Manager: Growth...........................	18,691,468	19,929,693
Fidelity Contrafund.....................................	18,589,878	21,464,393
Fidelity Growth & Income Portfolio......................	16,789,198	18,742,747

* Includes participant-directed and nonparticipant-directed investments

9

5. INCOME TAX STATUS

The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, dated March 1, 2000. However, the Company is of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes the Plan is qualified and continues to be tax-exempt. Participants on whose behalf Company contributions are made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a withdrawal or distribution, pursuant to the terms of the Plan. The taxation of income earned on Plan assets attributable to the participants' contributions to the Plan is also deferred until distribution is made. The amount of income taxes applicable to the participants or their beneficiaries upon distribution is prescribed by the Internal Revenue Code and is dependent upon the method of distribution.

6. TRANSACTIONS WITH PARTIES -IN-INTEREST

Fidelity executed all mutual fund investment transactions for the year ended December 31, 2001. Fidelity also provided certain accounting services to the Plan. Except for participant loan processing and maintenance fees and the annual administrative fee charged to each participant, the Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

7. PLAN AMENDMENTS

The Plan was amended, effective January 1, 2001, to designate Plan participants as fiduciaries solely for the purpose of voting shares of the Company common stock allocated to their accounts and directed the Trustee to vote allocated shares of the Company common stock, in the absence of directions from participants, in the same proportion as shares for which participant directions were received.

8. SUBSEQUENT EVENTS

The Plan was amended, effective January 1, 2002, for employees eligible for participation in the Plan on or after that date, to revise the vesting schedule in their allocated share of the Company contributions to a six-year period. After two years of service with the Company, participants become 20 percent vested in their Company contribution account and vest an additional 20 percent for each subsequent year of service. Also, participants who have attained age 50 before the close of each plan year are allowed to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. In addition, hardship withdrawals were excluded from the definition of an eligible rollover distribution and after-tax contributions were included in the definition. Finally, the waiting period for which participants may not make contributions to the Plan following a hardship withdrawal was reduced from 12 months to six months. These amendments resulted from the signing of the Economic Growth and Tax Relief Reconciliation Act of 2001.

On February 27, 2002, the Company filed an application with the Internal Revenue Service ("IRS") for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code with respect to the Plan's amendments made since the last determination letter dated March 1, 2000. A response from the IRS is not expected until later in 2002.

Effective July 31, 2002, the PBHG Growth Fund and Invesco Total Return Fund will be removed from the available investment options. Participants will be able to reallocate their funds in these options to other available investment options. Any funds not reallocated by July 31, 2002 from the PBHG

10

Growth Fund and Invesco Total Return Fund will be transferred to the Invesco Dynamics Fund and Fidelity Asset Manager Fund, respectively. In addition, the Plan was amended to add the Fidelity Freedom Funds as available investment options, effective August 1, 2002. The Fidelity Freedom Funds include the Fidelity Freedom 2040 Fund, 2030 Fund, 2020 Fund, 2010 Fund, 2000 Fund and Income Fund.

11

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

DECEMBER 31, 2001

	Issuer	Description of Investment	Cost***	Market Value
*	OGE Energy Corp.**	Common stock, $0.01 par value......................		$150,698,707
*	Fidelity Mgmt. Trust Co.	Asset Manager, mutual fund.........................		10,721,464
*	Fidelity Mgmt. Trust Co.	Asset Manager: Growth, mutual fund.................		18,691,468
*	Fidelity Mgmt. Trust Co.	Asset Manager: Income, mutual fund.................		2,327,583
*	Fidelity Mgmt. Trust Co.	Managed Income Portfolio, common collective trust...		23,854,625
*	Fidelity Mgmt. Trust Co.	Contrafund, mutual fund............................		18,589,878
*	Fidelity Mgmt. Trust Co.	Growth and Income Portfolio, mutual fund...........		16,789,198
*	Fidelity Mgmt. Trust Co.	Blue Chip Growth Fund, mutual fund.................		23,751,871
	PIMCO	Total Return Administrative, mutual fund...........		2,861,259
	PBHG	Growth, mutual fund................................		6,245,238
	Templeton	Foreign I, mutual fund.............................		1,641,574
	Invesco	Total Return, mutual fund..........................		597,927
	Invesco	Dynamics Fund: Growth, mutual fund.................		2,033,211
	Spartan	Total Market Index Fund, mutual fund...............		558,139
*	Plan participants	Participant Loans, with various maturity dates and interest rates ranging from 6.0% to 10.5%.....		9,214,214

		Total investments................................		$288,576,356
				============

```
  *  Party-in-interest
 **  Includes participant-directed and nonparticipant-directed investments.  Historical
     cost information could not be provided by the Plan Trustee.
***  This column is not applicable for participant-directed investments.
```

12

SUPPLEMENTAL SCHEDULE

OGE ENERGY CORP.
EMPLOYEES' STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EMPLOYER IDENTIFICATION NUMBER: 73-1481638
PLAN NUMBER: 003

FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of Party	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred	Cost*	Current Value	Gain (Loss)*
Fidelity Mgmt. Trust Co.	OGE Energy Corp. Common Stock Fund	$29,202,091	$ ---	$ ---	$ ---	$	$ 29,202,091	$
Fidelity Mgmt. Trust Co.	OGE Energy Corp. Common Stock Fund	$ ---	$25,134,212	$ ---	$ ---	$	$ 25,134,212	$

 * Historical cost information could not be provided by the Plan Trustee.

13

SIGNATURES

The undersigned consist of the members of the Benefits Committee having the responsibility for the administration of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City and State of Oklahoma on the 28th day of June 2002.

```
                              OGE ENERGY CORP.
                              EMPLOYEES' STOCK OWNERSHIP
                                AND RETIREMENT SAVINGS PLAN


                              By      /s/ Irma B. Elliott
                                ------------------------------------
                                        Irma B. Elliott
                                        Chairman


                              By      /s/ Donald R. Rowlett
                                ------------------------------------
                                        Donald R. Rowlett
                                        Member


                              By      /s/ Dale P. Hennessy
                                ------------------------------------
                                        Dale P. Hennessy
                                        Member


                              By      /s/ Patricia D. Horn
                                ------------------------------------
                                        Patricia D. Horn
                                        Member


                              By      /s/ O. Wayne Beasley
                                ------------------------------------
                                        O. Wayne Beasley
                                        Member


                              By      /s/ Melvin H. Perkins, Jr.
                                ------------------------------------
                                        Melvin H. Perkins, Jr.
                                        Member
```

14

EXHIBIT INDEX

Exhibit No.   Description

23.1   Consent of Independent Auditors

15

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Post-Effective Amendment No. 2-A to Registration Statement (Form S-8 No. 33-61699) and Post-Effective Amendment No. 2-B to Registration Statement (Form S-8 No. 33-61699) pertaining to the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan of our report dated June 14, 2002, with respect to the financial statements and schedules of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
June 26, 2002

16